AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C

July 18, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	James Giugliano
Joel Parker
Scott Anderegg
Donald Field

Re:	AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C
Amendment No. 2 to Registration Statement on Form F-1
Filed June 27, 2025
File No. 333-284789

Ladies and Gentlemen:

This letter is in response to the letter dated July 11, 2025, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amended Registration Statement No.3”) is being submitted confidentially to accompany this letter.

Use of Proceeds, page 29

1.	You disclose estimated proceeds from this offering of approximately $5.1 million, after deducting underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by you. However, on page 112 and in the footnote on page 31 you disclose expected net proceeds of approximately $4,550,000 after deducting underwriting discounts, non-accountable expense allowance and offering expenses of $1,450,000. Please revise your disclosures throughout your filing to ensure consistency.

Response: In response to the Staff’s comment, we have revised our disclosure on page 29 of the Amended Registration Statement No.3 accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Zhengang Tang
Name:	Zhengang Tang
Title:	Chief Executive Officer, Chairman of the Board of Directors, and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC